Exhibit 99.1

Opera Limited announces third quarter 2018 financial results and initiation of share repurchase program

●	Revenue of $44.7 million, with 56.8% year-over-year growth of advertising revenue
●	All-time-high operating profit, net income, adjusted EBITDA and adjusted net income
●	Opera News average MAUs reached 121.4 million in the quarter, adding over 20 million MAUs versus the second quarter average
●	Opera initiates a share repurchase program of up to 1.5 million ADSs

Oslo, Norway, November 8, 2018 – Opera Limited (Nasdaq: OPRA) (“Opera”), one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2018.

Third quarter 2018 financial highlights

●	Operating revenue reached $44.7 million, a year-over-year increase of 17.4%, or 40.1% when excluding the “technology licensing and other” revenue category.
●	Net income was $9.7 million, representing a net margin of 21.8%, compared to a net income of $7.5 million in the third quarter of 2017, or a net margin of 19.8%.
●	Adjusted EBITDA[1] was $16.5 million, representing an adjusted EBITDA margin of 36.9%, compared to $14.5 million in the third quarter of 2017, or an adjusted net margin of 38.1%.
●	Adjusted net income[1] was $12.5 million, representing an adjusted net margin of 28.0%. Adjusted net income per ADS was $0.12. Adjusted net income was $11.7 million in the third quarter of 2017, or an adjusted net margin of 30.8%.

Third quarter 2017 results included $5.5 million of other income associated with the divestment of certain intellectual property and $6.4 million of licensing revenue associated with a related technology license agreement. As a result, relative to full-year 2017 values, the third quarter of 2017 represented 104% of operating profit and 124% of net income, as well as 42% of adjusted EBITDA and 66% of adjusted net income.

(1) Please see the separate section “About non-IFRS financial measures” for details on adjusted EBITDA and adjusted net income.

Third quarter 2018 user base highlights

●	Opera News average Monthly Active Users (“ MAUs”) was 121.4 million (+209.2% year-over-year).
●	The dedicated Opera News app, launched in January 2018, reached 17.4 million average MAUs.
●	Total smartphone MAUs reached an average 195.4 million (+14.0% year-over-year).
●	Total PC MAUs reached an average 58.4 million (+18.3% year-over-year).

“We are excited to report another record quarter for both revenue and profits, as well as all-time highs for both smartphone and PC users,” Mr. Yahui Zhou, Opera’s Chairman and CEO, stated. “We are successfully executing on our strategy to build new and engaging services and offerings on top of our existing assets. We continue to focus our growth efforts on Africa, where our strong technology platform positions us on an attractive trajectory on top of compelling macro trends.”

“Our top priority remains the continued growth of our AI-based content platform, Opera News, which added over 20 million users in the quarter. Further, we recently announced an investment in the fast-growing social music community StarMaker, where Opera also holds an option to acquire a majority ownership in the future. This broadens our content play to include a platform with highly engaged users that are consuming significant amounts of mobile music content. At the same time, we are positioning Opera for additional growth opportunities. Our affiliate, OPay, a platform for mobile money, microcredit and e-commerce, grew daily transaction volumes from zero to over $200,000 within the third quarter, and again nearly tripled that towards $700,000 per day by the end of October. In this context, we have also taken steps towards related retailing opportunities, starting with prepaid airtime and data. Airtime and data are interesting in the payment context because of a near currency-like function in many regions.”

Mr. Lin Song, Opera’s COO, highlighted, “We remain dedicated to lead and attract users by feature-rich products and to stay at the forefront of innovation. During the third quarter, we announced exciting new features, including a cryptocurrency wallet for our mobile and PC browsers. Recently, we also released the innovative Opera Touch browser for iPhones, making our portfolio of applications more complete. Further, distribution through our first mobile OEM partners for the dedicated Opera News app started reaching scale in the quarter, and we leveraged the FIFA World Cup to continue raising market awareness. The result was an increase in our quarterly average smartphone user base by over 13.2 million MAUs (up 7.3% versus prior quarter average), with continued strong adoption of Opera News both among our browser users and for the dedicated app.”

Mr. Frode Jacobsen, Opera’s CFO, said, “We delivered a strong third quarter with record results across all key metrics. We remain focused on our revenue growth opportunity, believing we are still in the early stages of capturing our monetization potential. Our levers include optimizing the ad load and ad unit formats as well as inventory allocation, and also initiating monetization of the dedicated Opera News app, which we expect before the end of the fourth quarter.”

“We further strengthened our balance sheet following our IPO and concurrent private placements (CPPs) in the third quarter, resulting in $167.2 million of net proceeds after transaction costs. We offered 19.2 million shares in the IPO, and our underwriters chose to purchase an additional 0.67 million shares. This totaled 19.87 million new shares, corresponding to 9.93 million ADSs that were sold at $12.0 each. In addition, we sold 10.0 million shares in the CPPs at the same valuation.”

Share repurchase program

Opera today announced that its board of directors has approved a corporate share repurchase program of up to 1.5 million ADSs to be purchased on the open market, commencing on Monday, November 12, 2018.

“Since our IPO, we have observed a decline in our share price, which in our view is not related to the performance of our business nor the prospects for our company”, said Mr. Jacobsen. “As a result, our board of directors has decided to initiate a share repurchase program, underscoring our commitment to delivering returns for our shareholders.”

Investment in StarMaker

On November 5, 2018, Opera announced a $30 million strategic investment in StarMaker, a fast-growing and technology-driven social media company focused on music and entertainment. StarMaker enables users to record and share their own music videos, collaborate with other musicians, connect with other users and follow their idols on the social platform.

Key highlights of StarMaker include:

●	11 million MAUs, with an average daily time spend of 50 minutes.
●	2018 quarterly revenues have increased 110% year-to-date.
●	Emerging market footprint similar to Opera, ranking the #1 singing app in India and top-2 across the Middle East and Indonesia.

“Starmaker is on a great trajectory towards becoming a substantial and highly valuable social platform centered around music”, said Mr. Song. “Opera’s cash investment will support the company’s continued investment in growth, and in parallel we see mutually beneficial opportunities for collaboration. Opera invested at a valuation of $125 million, corresponding to an attractive multiple on 2019 revenue expectations, and maintains a combination of flexibility and protection through an option to take a controlling ownership stake paired with guarantees and rights tied to our preferred shares.”

Third quarter 2018 consolidated financial results

All comparisons in the following are relative to the third quarter of 2017 unless otherwise stated.

Operating revenue overall increased 17.4% to $44.7 million

●	Search revenue increased 12.3% to $19.1 million, driven by an increase in average revenue per qualified search following improved monetization by our search partners.
●	Advertising revenue increased 56.8% to $17.6 million. The substantial lift follows the commencement of direct sales advertising campaigns on our Opera News inventory, as well as the continued increase in the associated user base, and a continuation of our ability to help e-commerce and other partners grow their revenues from which we collect a revenue share.
●	Retail revenue was $2.9 million in this first quarter of material activity. Our focus has been to start building scale within the area of prepaid airtime and data, retailed to local consumers and wholesalers. At the current stage and volume, the activity does not produce a profit contribution, but represents an area that may scale substantially at improved margins and form a basis for a wider retail opportunity.
●	Technology licensing and other revenue decreased 48.0% to $5.1 million. This revenue category is volatile in nature, as it largely follows the timing of underlying support and licensing agreements, and the third quarter of 2017 represented an extraordinary quarter in terms of such agreements.

Operating expenses totaled $32.8 million, representing 0.0% change year-over-year. Operating expenses represented 73.5% of operating revenue in the third quarter 2018, compared to 86.3% in the third quarter 2017.

●	Payouts to publishers and monetization partners were $5.5 million, compared to $0.4 million in the third quarter 2017. This category is growing as the monetization of our user base evolves, with both content and service partnerships supporting the growth, as well as the introduction of retail revenue in the current quarter that does not initially generate a positive margin.
●

Personnel expenses were $9.4 million, a 24.7% decline. This consisted of cash-based compensation expense of $8.6 million, a 4.7% decrease, and share-based remuneration expense of $0.8 million, a 77.8% decrease from $3.4 million in the third quarter 2017. The reduction in share-based remuneration was related to a reduction in accrued social security cost following the share price decline in the quarter and a specific country adjustment, and the fact that share-based remuneration expense was elevated in 2017 because it was the first year of a new employee Restricted Share Unit program.

●	Depreciation and amortization expenses were $3.1 million, a 38.8% decrease. The decline is largely the result of equipment in use that is fully depreciated.

●

Other operating expenses were $14.9 million, a 5.3% increase. The increase was primarily due to audit, legal and other advisory services during our IPO preparations, totaling $1.9 million in the quarter, which were 134.1% higher than the third quarter 2017. The other expenses in the category, including marketing and distribution, hosting, office and rent, software license fees, travel and other, totaled $13.0 million, a decrease of 2.4%.

●	Restructuring cost was zero, compared with $0.9 million in the third quarter 2017.

Operating profit reached $11.8 million in the quarter, representing an operating margin of 26.5%, compared to a $10.7 million operating profit in the third quarter 2017, representing a 28.1% margin.

Income tax expense was $1.0 million in the quarter, compared to $1.6 million in the third quarter 2017. Our effective tax rate was 9.1% in the third quarter of 2018, lowered by tax provision adjustments as local filings have been completed.

Net income was $9.7 million in the quarter, compared to $7.5 million in the third quarter of 2017.

Net income per ADS was $0.093 in the quarter, and $0.090 on a diluted basis. Adjusted net income per ADS was $0.119 in the quarter, and $0.115 on a diluted basis. Each ADS represents two shares in Opera Limited.

Adjusted EBITDA was $16.5 million in the third quarter 2018, representing a 36.9% adjusted EBITDA margin. In the third quarter of 2017, adjusted EBITDA was $14.5 million, representing a 38.1% margin. Adjusted EBITDA excludes share-based remuneration, restructuring charges, and expensed IPO related costs of audit, legal and other advisory services.

Adjusted Net Income was $12.5 million in the third quarter 2018, representing a 28.0% adjusted net margin. In the third quarter of 2017, adjusted net income was $11.7 million, representing a 30.8% margin. Adjusted net income excludes share-based remuneration, amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016), and expensed IPO related costs. Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing three adjustments.

Business outlook

We expect fourth quarter 2018 revenue of $48-52 million, with the mid-point representing a 29% year-over-year growth rate. As a result, we are raising our 2018 full-year revenue guidance to a range of $172-176 million (versus $170-175 million in our previous guidance).

Looking beyond the next quarter, we continue to be excited about the growth prospects for the business and comfortably expect to sustain growth rates comparable to the fourth quarter 2018. We benefit from a business model that enables us to carefully manage our performance based on our goals. As such, we plan to continue investing in our business, which we believe will build a foundation for long-term margin expansion.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), total net financial loss (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income.

We define adjusted net income as net income excluding share-based remuneration, amortization cost related to acquired intangible assets, and expensed costs related to our recent initial public offering, net of the reversal of tax impacts related to such adjustments.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Conference call

Opera’s management team will host a conference call at 8:00 AM U.S. Eastern Time (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time) on Thursday, November 8, 2018.

The dial-in details for the live conference call are:

United States: +1 (877) 506-7703

China: +86 400 682 8609
Hong Kong: +852 3011 4522
Norway: +47 2231 0524
United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 7632999

The recorded conference call will be available on the Investor Relations section of Opera’s website at https://investor.opera.com.

About Opera

Founded in 1995 in Norway, Opera is one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms.

Investor Relations Contact:

Allise Furlani

investor-relations@opera.com or 212-331-8433

For media enquiries, please contact: press-team@opera.com

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

[Numbers in US$ thousands, except per share amounts]	Q3-2017 (Unaudited)	Q3-2018 (Unaudited)	YTD 2017 (Unaudited)	YTD 2018 (Unaudited)

Operating revenue and other income
Operating revenue	38,057	44,667	90,023	123,941
Other income	5,460	-	5,460	-

Operating expenses
Payouts to publishers and monetization partners	(411)	(5,535)	(622)	(7,613)
Personnel expenses including share-based remuneration	(12,459)	(9,378)	(32,330)	(29,844)
Depreciation and amortization	(4,984)	(3,051)	(12,390)	(9,817)
Other operating expenses	(14,118)	(14,863)	(38,224)	(44,580)
Restructuring costs	(863)	-	(2,974)	-
Total operating expenses	(32,835)	(32,826)	(86,539)	(91,855)

Operating profit	10,683	11,841	8,944	32,086

Income (loss) from associates and joint ventures
Share of net income (loss) of associates and joint ventures	(382)	(1,757)	(956)	(3,381)

Net financial income (expenses)
Financial income	13	629	35	827
Financial expense	(31)	(54)	(233)	(131)
Net foreign exchange gains (losses)	(1,137)	28	(426)	140
Total net financial income (loss)	(1,155)	603	(624)	836

Net income before income taxes	9,146	10,687	7,365	29,541
Income tax (expense) benefit	(1,615)	(970)	(2,553)	(5,794)
Net income	7,531	9,717	4,812	23,747

Profit attributable to:
Equity holders of the parent	7,531	9,717	4,812	23,747
Non-controlling interests	-	-	-	-
Total attributed	7,531	9,717	4,812	23,747

Weighted average number of ordinary shares outstanding
Basic, millions(1)	190.25	209.99	190.25	196.83
Diluted, millions(2)	193.69	216.82	192.05	202.92

Net income per ordinary share
Basic, US$	0.040	0.046	0.025	0.121
Diluted, US$	0.039	0.045	0.025	0.117

Net income per ADS
Basic, US$	0.079	0.093	0.051	0.241
Diluted, US$	0.078	0.090	0.050	0.234

(1)	Assumes 200 million shares in Opera Limited were outstanding for all periods presented prior to the Initial Public Offering (IPO), less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of 30 September 2018, the total number of shares outstanding for Opera Limited was 220,119,343.

(2)	Includes the net dilutive impact of employee equity awards, all of which are dilutive.

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF TOTAL COMPREHENSIVE INCOME

[Numbers in US$ thousands]	Q3-2017 (Unaudited)	Q3-2018 (Unaudited)	YTD 2017 (Unaudited)	YTD 2018 (Unaudited)

Net income	7,531	9,717	4,812	23,747

Other comprehensive income
Exchange differences on translation of foreign operations	177	(177)	1,659	(1,273)
Amounts to be reclassified from other comprehensive income to statement of operations	-	-	-	(138)
Other comprehensive income – items that may be reclassified to net income	177	(177)	1,659	(1,411)
Total comprehensive income	7,708	9,541	6,471	22,336

Total comprehensive income attributable to:
Equity holders of the parent	7,708	9,541	6,471	22,336
Non-controlling interests	-	-	-	-
Total attributed	7,708	9,541	6,471	22,336

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[Numbers in US$ thousands]	As of September 30, 2017 (Unaudited)	As of December 31, 2017 (Unaudited)	As of September 30, 2018 (Unaudited)

ASSETS
Non-current assets
Furniture, fixtures and equipment	12,744	13,460	12,396
Intangible assets	120,659	118,620	116,470
Goodwill	421,578	421,578	421,578
Investments in associates and joint ventures	87	5,517	2,535
Other financial assets	1,855	1,857	2,059
Deferred tax assets	806	958	1,127
Total non-current assets	557,729	561,989	556,165
Current assets
Trade receivables	34,847	31,072	44,699
Other receivables	6,056	7,865	8,542
Prepayments	2,993	2,166	2,581
Cash and cash equivalents	33,841	33,207	217,642
Total current assets	77,736	74,311	273,464
TOTAL ASSETS	635,465	636,300	829,629

EQUITY AND LIABILITIES
Equity
Contributed equity	576,531	576,531	743,687
Retained earnings (accumulated deficit)	1,662	5,366	33,122
Other components of equity	1,030	1,605	194
Equity attributed to shareholders	579,224	583,503	777,003
Non-controlling interests	-	-	-
Total equity	579,224	583,503	777,003
Non-current liabilities
Financial lease liabilities and other loans	3,239	4,032	2,695
Deferred tax liabilities	15,791	11,828	15,101
Other liabilities	1,690	87	182
Total non-current liabilities	20,721	15,947	17,977
Current liabilities
Trade and other payables	21,276	21,401	23,484
Deferred revenue	3,791	1,472	1,853
Financial lease liabilities and other loans	2,449	2,073	2,309
Income tax payable	995	3,709	950
Other liabilities	7,011	8,195	6,053
Total current liabilities	35,521	36,850	34,649
Total liabilities	56,242	52,797	52,626
TOTAL EQUITY AND LIABILITIES	635,465	636,300	829,629

OPERA LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

2017 [Numbers in US$ thousands]	Contributed equity	Retained earnings (accumulated deficit)	Other components of equity	Total equity
Balance as of January 1, 2017	576,531	(7,704)	(630)	568,197
Net income for the period	-	4,812	-	4,812
Other comprehensive income	-	-	1,659	1,659
Total comprehensive income for the period	-	4,812	1,659	6,471
Share-based payment transactions	-	4,554	-	4,554
Balance as of September 30, 2017	576,531	1,662	1,030	579,224

2018 [Numbers in US$ thousands]	Contributed equity	Retained earnings (accumulated deficit)	Other components of equity	Total equity
Balance as of December 31, 2017 - as previously reported	576,531	5,366	1,605	583,503
Change in accounting principles	-	(629)	-	(629)
Balance as of January 1, 2018	576,531	4,737	1,605	582,874
Net income for the period	-	23,747	-	23,747
Other comprehensive income	-	-	(1,411)	(1,411)
Total comprehensive income for the period	-	23,747	(1,411)	22,336
Net share issuance proceeds	167,156	-	-	167,156
Share-based payment transactions	-	4,638	-	4,638
Balance as of September 30, 2018	743,687	33,122	194	777,003

OPERA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

[Numbers in US$ thousands]	Q3-2017 (Unaudited)	Q3-2018 (Unaudited)	YTD 2017 (Unaudited)	YTD 2018 (Unaudited)

Net cash flow from (used in) operating activities	9,137	6,820	1,285	21,713
Net cash flow from (used in) investment activities	4,151	(2,426)	5,977	(3,713)
Net cash flow from (used in) financing activities	(897)	169,463	(8,405)	167,117

Net change in cash and cash equivalents	12,391	173,857	(1,144)	185,118

Cash and cash equivalents: Beginning balance	21,099	43,993	34,181	33,207
Effects of exchange rate changes on cash and cash equivalents	352	(209)	804	(682)
Cash and cash equivalents: End balance	33,841	217,642	33,841	217,642

General information

The financial information of Opera Limited ("the Company") and its subsidiaries (collectively "the Group" or "Opera"), for the three and nine month periods ended September 30, 2018 were approved by the Company's Board of Directors on November 7, 2018.

Opera Limited, with its office in George Town, Cayman Islands, is a limited liability company duly incorporated and validly existing under the laws of the Cayman Islands.

Opera is one of the world’s leading browser providers and an influential player in the field of integrated AI-driven digital content discovery and recommendation platforms.

Operating revenue by category

[Numbers in US$ thousands]	Q3-2017	Q3-2018		YTD 2017	YTD 2018
Search	17,034	19,130		48,097	59,115
Advertising	11,190	17,550	(1)	26,808	44,184
Retail	-	2,871		-	2,871
Technology Licensing / Other	9,833	5,116	(2)	15,119	17,771
Total	38,057	44,667		90,023	123,941

Notes on new related party revenue components:

(1)	Includes US$2.0 million revenue from advertising agreements signed with 360 Mobile Security and Powerbets Holdings

(2)	Includes the final US$0.5 million revenue from a US$2.0 million perpetual license agreement with 360 Mobile Security

Personnel expenses by type

[Numbers in US$ thousands]	Q3-2017	Q3-2018	YTD 2017	YTD 2018
Personnel expenses excluding share-based remuneration	9,038	8,617	26,102	26,416
Share-based remuneration, including related social security costs	3,422	761	6,229	3,427
Personnel expenses including share-based remuneration	12,459	9,378	32,330	29,844

Other operating expenses

[Numbers in US$ thousands]	Q3-2017	Q3-2018	YTD 2017	YTD 2018
Marketing and distribution	7,897	7,709	18,142	22,885
Hosting	2,551	2,470	9,418	7,649
Audit, legal and other advisory services	797	1,865	2,262	6,743
Software license fees	587	356	1,863	1,248
Rent and other office expense	991	1,032	2,862	3,368
Travel	423	540	1,343	1,570
Other	871	889	2,334	1,116
Total	14,118	14,863	38,224	44,580

Non-IFRS financial measures

[Numbers in US$ thousands, except per share amounts]	Q3-2017 (Unaudited)	Q3-2018 (Unaudited)	YTD 2017 (Unaudited)	YTD 2018 (Unaudited)
Reconciliation of net income to adjusted EBITDA
Net income	7,531	9,717	4,812	23,747
Add: Income tax expense (benefit)	1,615	970	2,553	5,794
Add: Total net financial loss (income)	1,155	(603)	624	(836)
Add: Share of net loss (income) of associates and joint ventures	382	1,757	956	3,381
Add: Restructuring costs	863	-	2,974	-
Add: Depreciation and amortization	4,984	3,051	12,390	9,817
Add: Share-based remuneration	3,422	761	6,229	3,427
Add: Expensed IPO related costs	-	843	-	2,952
Less: Other income	(5,460)	-	(5,460)	-
Adjusted EBITDA	14,491	16,495	25,076	48,283

Reconciliation of net income to adjusted net income
Net Income	7,531	9,717	4,812	23,747
Add: Share-based remuneration	3,422	761	6,229	3,427
Add: Amortization of acquired intangible assets	1,280	1,280	3,840	3,840
Add: Expensed IPO related costs	-	843	-	2,952
Income tax adjustment (1)	(522)	(106)	(1,313)	(816)
Adjusted net income	11,710	12,494	13,567	33,151

Weighted average number of ordinary shares outstanding
Basic, millions	190.25	209.99	190.25	196.83
Diluted, millions	193.69	216.82	192.05	202.92

Adjusted net income per ordinary share
Basic, US$	0.062	0.059	0.071	0.168
Diluted, US$	0.060	0.058	0.071	0.163

Adjusted net income per ADS
Basic, US$	0.123	0.119	0.143	0.337
Diluted, US$	0.121	0.115	0.141	0.327

(1)	Reversal of tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets, and expensed IPO-related costs.